UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                        (Amendment No. ________)*

                      ALANCO TECHNOLOGIES, INC.
                      -------------------------
                          (Name of Issuer)

                           Common Stock
                           ------------
                  (Title of Class of Securities)

                             011612 40 5
                             -----------
                           (CUSIP Number)

                 Technology Systems International, Inc.
           15575 North 83rd Way, Suite 4, Scottsdale, AZ 85260

                          (480) 998-7700
                          --------------
           (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           May 14, 2002
                           ------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................011612 40 5

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Technology Systems International, Inc., a Nevada corporation 86-0765722

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) _____________
           (b) _____________

        3. SEC Use Only
           ....................................................................

        4. Source of Funds (See Instructions)   OO.


        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)   .................

        6. Citizenship or Place of Organization   Nevada, USA


Number of
Shares            7.       Sole Voting Power     6,000,000 (1)
Beneficially      8.       Shared Voting Power
Owned by          9.       Sole Dispositive Power     6,000,000
Each              10.      Shared Dispositive Power
Reporting
Person With

(1) Pursuant to the terms of an Acquisition Agreement dated March 15, 2002, which was filed by Alanco Technologies, Inc. with the Securities and Exchange Commission on April 22, 2002, as an Addendum to the Proxy Statement for Alanco's Special Shareholders Meeting held on May 14, 2002 ("Acquisition Agreement"), and approved at the Alanco Special Shareholders Meeting, Technology Systems International, Inc. ("TSI") was issued 6,000,000 shares of Alanco's Class A common stock in exchange for substantially all of TSI's assets and assumption of specific liabilities. The transaction was approved by the TSI shareholders prior to Alanco's Special Shareholder Meeting. TSI intends to distribute the 6,000,000 shares to its approximate 400 shareholders.

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            6,000,000


        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              13. Percent of Class Represented by Amount in Row (11) 34.19%

              14. Type of Reporting Person (See Instructions)
                  Technology Systems International, Inc. - CO


Item 1.           Security and Issuer
Common Stock               Alanco Technologies, Inc.
                           15575 N. 83rd Way, Suite 3
                           Scottsdale, AZ 85260

Item 2.           Identity and Background
This Schedule 13D is filed on behalf of Technology Systems International, Inc. ("TSI"), a Nevada corporation, whose address is 15575 North 83rd Way, Suite 4, Scottsdale, AZ 85260. Technology Systems International, Inc., incorporated in 1994, was a privately owned Nevada corporation with approximately 400 shareholders. TSI was a developer of wireless Radio Frequency Identification
(RFID) location and tracking technology utilized for area security management primarily in correctional facilities. This Schedule 13D covers shares owned directly by Technology Systems International, Inc., which TSI intends to distribute to its shareholders.

Item 3.           Source and Amount of Funds or Other Consideration
     The 6,000,000 shares of Alanco common stock were issued to TSI pursuant to the terms of the Acquisition Agreement dated March 15, 2002, which was approved at an Alanco Special Shareholders' Meeting held on May 14, 2002. The shares were issued in exchange for substantially all of the assets and assumption of specific liabilities of TSI.

Item 4.           Purpose of Transaction
     The acquisition of 6,000,000 shares of Alanco common stock by TSI is for investment purposes. TSI intends to distribute the shares on a pro-rata basis to its approximately 400 shareholders.
     There is no present plan or proposal for TSI to acquire any additional securities of the issuer other than a provision in the Acquisition Agreement whereby upon achievement of certain financial goals, TSI could potentially be issued up to 17,000,000 shares of Alanco's Class B common stock, which class is entitled to one-one hundredth of one vote per share. At this time, it is unknown whether TSI will achieve the required financial goals to receive these additional shares. TSI intends to distribute the 6,000,000 shares to its shareholders.
     There is no contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries.
     There are no plans or proposals to change the number or term of directors of the issuer.
     There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there any other contemplated material changes in the issuer's business or corporate structure.
     There are no contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person.
     There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
     Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     Nor is there any action contemplated similar to any of the actions discussed above.

Item 5.           Interest in Securities of the Issuer
     TSI beneficially owns aggregately 6,000,000 shares of the issuer's common stock, which it intends to distribute to its shareholders. Said aggregate number of shares represents 34.19% of all issued and outstanding common shares. TSI, through its Board of Directors, holds sole power to vote and sole power to dispose of said shares.
     The table below represents known information with respect to beneficial ownership as of August 26, 2002, by TSI shareholders of Alanco's common stock assuming that TSI distributes the 6,000,000 shares of Alanco common stock to existing TSI shareholders on a pro-rata basis.

                       Five Percent Owners After TSI Distribution to Its Shareholders
        Name of             TSI                       Alanco     Shares                  Total    Total Alanco
   Beneficial Owner       Shares                      Class A    Owned                  Alanco     Stock and
                          Owned        Alanco         Common    Percent of   Alanco     Stock      Options &
                           And         Class A        Shares     Alanco    Exercisable  Owned      Warrants
                        Exercisable Common Shares     Owned      Class A      Stock      And      Percent of
                          Stock     Issued Per TSI   After TSI   Common     Options &  Options &    Class A
                         Options    Distribution   Distribution   Stock     Warrants   Warrants   Common Stock
                         -------    ------------   ------------   -----     --------   --------   ------------

EMS Technologies        3,138,364   1,812,314       1,812,314     10.3%        0      1,812,314      10.3%
Richard C. and Anna M.  4,763,953   1,229,623       1,229,713      7.0%        0      1,229,713       7.0%
 Jones Family Trust
Robert R. Kauffman        517,500     133,586         953,718       5.4%    1,505,000  2,458,718      12.9%


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than the Acquisition Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between TSI and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits
None.

                            Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2002

TECHNOLOGY SYSTEMS INTERNATIONAL, INC.
A Nevada Corporation

/s/ Greg M. Oester
------------------
By:  Greg M. Oester
       President